UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Industrial Services of America, Inc.

(Name of Issuer)

Common Stock, par value $0.0033

(Title of Class of Securities)

456314103

(CUSIP Number)

Sean Garber

7301 Grade Lane

Louisville, Kentucky 40219

(502) 368-4440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456314103

1.	Names of Reporting Persons. Sean Garber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 3,316,955 shares of Common Stock

	9.	Sole Dispositive Power 1,500,000 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,316,955 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.1% of Common Stock

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 456314103

1.	Names of Reporting Persons. Algar, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 1,500,000 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 1,500,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.9% of Common Stock

14.	Type of Reporting Person (See Instructions) CO

Item 1.                                 Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on December 11, 2013 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the common stock, $0.0033 par value per share (“Common Stock”) of Industrial Services of America, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7100 Grade Lane, Louisville, Kentucky 40232. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. Only those items that are reported herein are amended, and only to the extent amended herein; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 2.                                 Identity and Background.

(a)                                 This Statement is filed by each of Sean Garber, Gary Spivak, Edith Spivak, Albert Spivak and Algar, Inc. (“Algar”).

(b)                                 The Reporting Persons’ principal business is 7301 Grade Lane, Louisville, Kentucky 40219.

(c)                                  Mr. Garber currently serves as Chief Executive Officer of Algar and as a Director and President of the Issuer. Gary Spivak serves as the President of Algar.  Edith Spivak and Albert Spivak serve as directors of Algar.

(d-e)                       None of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)                                   Each of the individual Reporting Persons is a United States citizen.

Item 4.                                 Purpose of Transaction.

The Proxies were renewed on November 19, 2014.

Item 5.                                 Interest in Securities of the Issuer.

(a)                                 As of January 20, 2015, Mr. Garber may be deemed to beneficially own 3,316,955 shares of Issuer common stock, representing 35.1% of the Issuer’s outstanding common stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2014. Percentage of class includes assumed exercise of options held by Algar to purchase 1,500,000 shares of Issuer common stock.  Algar’s option shares represent 15.9% of Issuer’s outstanding common stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2014, including the shares issuable upon exercise of the option. None of Gary Spivak, Edith Spivak and Albert Spivak own any shares of the Issuer’s outstanding common stock.

(b)                                 In addition to the 1,816,955 shares of the Issuer’s common stock with which Mr. Garber shares voting power with Mr. Oliver pursuant to the Proxies, Mr. Garber would also share with Gary Spivak, Edith Spivak and Albert Spivak voting and dispositive power of the shares issuable upon exercise of Algar’s option, which shares Algar has the right to acquire, within 60 days.

(c)                                  Refer to Item 6.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 31, 2014, in connection with a $2.6 million loan, and pursuant to multiple Stock Pledge and Security Agreements, each of the Estate of Harry Kletter (the “Estate”), the Harry Kletter Family Limited Partnership (the “Partnership”) and K&R, LLC (“K&R”) pledged all of its shares of Issuer Common Stock to a bank.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit No.	Exhibits

99.1	Joint Filing Agreement dated January 20, 2015.

99.2	Irrevocable Proxy from Estate of Harry Kletter to Orson Oliver and Sean Garber dated as of November 19, 2014.

99.3	Irrevocable Proxy from The Harry Kletter Family Limited Partnership to Orson Oliver and Sean Garber dated as of November 19, 2014.

99.4	Irrevocable Proxy from K & R, LLC to Orson Oliver and Sean Garber dated as of November 19, 2014.

99.5	Stock Pledge and Security Agreement between the Estate and Bank of Kentucky, Inc. dated as of December 31, 2014.

99.6	Stock Pledge and Security Agreement between K&R and Bank of Kentucky, Inc. dated as of December 31, 2014.

99.7	Stock Pledge and Security Agreement between the Partnership and Bank of Kentucky, Inc. dated as of December 31, 2014.

99.8	Term Note made by the Estate, the Partnership and K&R in favor of Bank of Kentucky, Inc. dated as of December 31, 2014.

99.9	Control Agreement and Acknowledgement of Pledge and Security Interest of the Partnership dated as of December 31, 2014.

99.10	Control Agreement and Acknowledgement of Pledge and Security Interest of the Estate dated as of December 31, 2014.

99.11	Control Agreement and Acknowledgement of Pledge and Security Interest of K&R dated as of December 31, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2015
Date

/s/ Sean Garber
Signature

Sean Garber
Name

ALGAR, INC.

By:	/s/ Sean Garber
Sean Garber, Chief Executive Officer